UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                 Ashford Hospitality Trust, Inc.
 --------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
 --------------------------------------------------------------
                 (Title of Class of Securities)


                            044103109
                  ----------------------------
                         (CUSIP Number)


                       Archie Bennett, Jr.
                14185 Dallas Parkway, Suite 1100
                       Dallas, Texas 75254
                         (972) 490-9600
  -------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        December 31, 2008
                  ----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044103109           13D                 Page 2 of 6


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Archie Bennett, Jr.

-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [   ]
                                                              (b)  [   ]
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3    SEC USE ONLY
-------------------------------------------------------------------------

4    SOURCE OF FUNDS                                               PF/OO
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [   ]
-------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------
                  |
     NUMBER OF    |
                  |
      SHARES      |7   SOLE VOTING POWER                        4,730,442
                  |------------------------------------------------------
   BENEFICIALLY   |
                  |
     OWNED BY     |8   SHARED VOTING POWER                              0
                  |------------------------------------------------------
       EACH       |
                  |
    REPORTING     |9   SOLE DISPOSITIVE POWER                   4,730,442
                  |------------------------------------------------------
      PERSON      |
                  |
       WITH       |10  SHARED DISPOSITIVE POWER                        0
-------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    4,730,442
-------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [  ]
-------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%
-------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------

CUSIP NO. 044103109           13D                 Page 3 of 6


                          Schedule 13D
                          ------------

EXPLANATORY NOTE: As of December 31, 2008, the Reporting Person owned approximately 5.3% of the issued and outstanding shares of Common Stock. Such ownership position exceeded 5% of the total issued and outstanding shares of Common Stock as a result of a repurchase program instituted by the Issuer during 2008 which reduced the total number of shares of Common Stock issued and outstanding. Since the Reporting Person's holdings exceeded 5% of the total issued and outstanding shares of Common Stock at December 31, 2008, under Regulation 13d-1(d) the Reporting Person is required to file with the Securities and Exchange Commission, within 45 days of the end of the calendar year, a statement containing the information required by Schedule 13G. As a result of the Reporting Person's position as Chairman of the Board of Directors of the Issuer, the Reporting Person has chosen to satisfy such filing requirement by the submission of this Statement on Schedule 13D.

Item 1    Security and Issuer
          -------------------

     This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashford Hospitality Trust, Inc., a Maryland corporation (the "Issuer") and is being filed by Archie Bennett, Jr. (the "Reporting Person"). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2    Identity and Background
          -----------------------

    (a)  NAME.  The name of the Reporting Person is Archie
Bennett, Jr.

    (b)  BUSINESS ADDRESS.  The business address of the Reporting
Person is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

    (c) OCCUPATION AND EMPLOYMENT. The Reporting Person is currently Chairman of the Board of the Issuer.

    (d) CRIMINAL PROCEEDINGS. During the last five years, the Reporting Person has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

    (e) CIVIL PROCEEDINGS. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) CITIZENSHIP. The Reporting Person is a citizen of the United States.

CUSIP NO. 044103109           13D                 Page 4 of 6

Item 3    Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The holdings reported by the Reporting Person herein consist of 1,461,914 shares of Common Stock held directly or indirectly by the Reporting Person and 3,268,528 Units of limited partnership interests ("Units," and together with the shares of Common Stock held by the Reporting Person, the "Securities")) in Ashford Hospitality Limited Partnership, the operating subsidiary of the Issuer ("Partnership"). The Units are currently convertible into cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis). The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person (or entities affiliated with the Reporting Person), director stock grants and personal funds.

Item 4    Purpose of Transaction
          ----------------------

     The Reporting Person acquired the Securities for investment purposes and not with a view toward or having the effect of directing control over the Issuer. As a result of the Reporting Person's position as Chairman of the Board of Directors of the Issuer, the Reporting Person may effect a measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Company, some or all of the Units into shares of Common Stock,
(iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or
(iv) acquiring additional shares of the Securities in the open market or in privately-negotiated transactions. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer's business and the Reporting Person's investment portfolio.

Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 044103109           13D                 Page 5 of 6

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

Item 5    Interest in Securities of the Issuer
          ------------------------------------

    (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES. The Reporting Person beneficially owns an aggregate of 4,730,442 shares of Common Stock (which includes 3,268,528 Units that are presently convertible, at the option of the Issuer, into shares of Common Stock), representing approximately 5.3% of the Issuer's outstanding Common Stock. [FN-1]

     (b) POWER TO VOTE AND DISPOSE. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above; provided, however, the Units may only be converted into shares of Common Stock at the option of the Issuer.

     (c) TRANSACTIONS WITHIN THE PAST 60 DAYS. The Reporting Person has not effected any transactions in Securities within the 60-day period immediately preceding the date hereof:

     (d)  CERTAIN RIGHTS OF OTHER PERSONS. Not applicable.

     (e)  DATE CASED TO BE A 5% OWNER.  Not applicable.

Item 6    Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer
          ------------------------------------------------------

          Not applicable.

Item 7    Material to be filed as Exhibits
          --------------------------------

          None.




[FN-1] In addition to the Securities, the Reporting Person also directly holds (i) Twenty Thousand (20,000) shares of the Issuer's 8.45% Series D Cumulative Preferred Stock which were acquired in open market transactions by the Reporting Person, and (ii) 145,000 special long-term incentive partnership units ("LTIP Units") in the Partnership (of which 14,500 are currently vested but have not reached economic parity with the Units). The shares of 8.45% Series D Cumulative Preferred Stock are not convertible into shares of Common Stock. The LTIP Units are not currently convertible into shares of Common Stock; however, upon achieving economic parity with the Units, the LTIP Units may be converted into Units, which would then be convertible into cash or, at the option of the Issuer, shares of Common Stock.

CUSIP NO. 044103109           13D                 Page 6 of 6




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.





Date:  February 13, 2009

                                 /s/  ARCHIE BENNETT, JR.
                                 ---------------------------
                                 Archie Bennett, Jr.